August 2, 2007

Mr. Benjamin Phippen
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Mail Stop 4561

RE:           Summit Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 0-16587

Dear Mr. Phippen:

This letter is provided on behalf of Summit Financial Group, Inc.  (“Summit” or the “Company”) in response to your letter of July 19, 2007 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2006.  In accordance with your request, we have responded to each of the comments included in your letter.  Accordingly, set forth below in italics are each comment contained in your letter, followed immediately by Summit’s response to each:

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Note 17.  Derivative Financial Instruments, page 47

1.
We [note] you primarily use receive-fixed interest rate swaps to hedge the fair values of certain fixed rate long term FHLB advances and certificates of deposit against changes in interest rates and that these hedges are 100% effective.  Please tell us the following so that we may better understand your accounting treatment:

•	the specific terms of each hedged item, including any upfront fees, conversion, call or deferral features;
•	the specific terms of each hedging instrument;
•	the specific hedged risk you identify in your hedge documentation;
•	the methods you use to assess hedge effectiveness and calculate hedge ineffectiveness for each type of hedge;
•

        Mr. Benjamin Phippen
        Securities and Exchange Commission
        August 2, 2007

Response

The following is a summary of the terms of each of our hedged items, the related hedging instruments, and relative to each hedge relationship, the specific hedged risks identified in our hedge documentation and the methods used to assess hedge effectiveness:

Hedge #03-01
Hedged Item		Hedging Instrument
FHLB Pittsburgh Advance #10016043 (10040830)		Lehman Bros. Interest Rate Swap Global ID# 381948/381981
Principal amount	$5,000,000	Notional amount	$5,000,000
Maturity date	10/18/2010	Expiration date	10/18/2010
Fixed interest rate of:	5.67%	Lehman pays Summit – Fixed interest rate of: Summit pays Lehman –Variable interest rate of:	5.67% 3M LIBOR + 2.28%, reset quarterly effective on the 16th of each January, April, July and October
Interest rate conversion option
FHLB has quarterly option on the 16th of each January, April, July and October to convert advance’s fixed interest rate to a variable interest rate of 3M LIBOR + 0.14%, reset quarterly effective on the 16th of each January, April, July and October
Interest rate conversion option
Summit has quarterly option on the 16th of each January, April, July and October to convert fixed interest rate that Lehman pays Summit to a variable interest rate of 3M LIBOR + 0.14%, reset quarterly effective on the 16th of each January, April, July and October

Interest payment frequency	Quarterly on the 16th of each January, April, July and October	Interest payment frequency (applicable to both Summit and Lehman)	Quarterly on the 16th of each January, April, July and October
Interest calculation method	Actual / 360	Interest calculation method (applicable to both Summit and Lehman)	Actual / 360
Specific Risk Hedged Identified in Hedge Documentation: Changes in fair value of fixed-rate convertible to variable-rate FHLB borrowing due to changes in benchmark interest rate: LIBOR.
Method of Assessing Hedge Effectiveness: Shortcut method of hedge accounting eligible, and accordingly, may assume no ineffectiveness.

        Mr. Benjamin Phippen
        Securities and Exchange Commission
        August 2, 2007

Hedge #03-02
Hedged Item		Hedging Instrument
FHLB Pittsburgh Advance #10016031 (10040833)		Lehman Bros. Interest Rate Swap Global ID# 381908/381935
Principal amount	$10,000,000	Notional amount	$10,000,000
Maturity date	10/18/2010	Expiration date	10/18/2010
Fixed interest rate of:	5.55%	Lehman pays Summit – Fixed interest rate of: Summit pays Lehman –Variable interest rate of:	5.55% 3M LIBOR + 2.19%, reset quarterly effective on the 16th of each January, April, July and October
Interest rate conversion option
FHLB has quarterly option on the 16th of each January, April, July and October to convert advance’s fixed interest rate to a variable interest rate of 3M LIBOR + 0.14%, reset quarterly effective on the 16th of each January, April, July and October
Interest rate conversion option
Summit has quarterly option on the 16th of each January, April, July and October to convert fixed interest rate that Lehman pays Summit to a variable interest rate of 3M LIBOR + 0.14%, reset quarterly effective on the 16th of each January, April, July and October

Interest payment frequency	Quarterly on the 16th of each January, April, July and October	Interest payment frequency (applicable to both Summit and Lehman)	Quarterly on the 16th of each January, April, July and October
Interest calculation method	Actual / 360	Interest calculation method (applicable to both Summit and Lehman)	Actual / 360
Specific Risk Hedged Identified in Hedge Documentation: Changes in fair value of fixed-rate convertible to variable-rate FHLB borrowing due to changes in benchmark interest rate: LIBOR.
Method of Assessing Hedge Effectiveness: Shortcut method of hedge accounting eligible, and accordingly, may assume no ineffectiveness.

        Mr. Benjamin Phippen
        Securities and Exchange Commission
        August 2, 2007

Hedge #03-03
Hedged Item		Hedging Instrument
FHLB Pittsburgh Advance #10016034 (10040831)		Lehman Bros. Interest Rate Swap Global ID# 381994
Principal amount	$7,000,000	Notional amount	$7,000,000
Maturity date	10/18/2010	Expiration date	10/18/2010
Fixed interest rate of:	5.67%	Lehman pays Summit – Fixed interest rate of: Summit pays Lehman –Variable interest rate of:	5.67% 3M LIBOR + 2.28%, reset quarterly effective on the 16th of each January, April, July and October
Interest rate conversion option
FHLB has quarterly option on the 16th of each January, April, July and October to convert advance’s fixed interest rate to a variable interest rate of 3M LIBOR + 0.14%, reset quarterly effective on the 16th of each January, April, July and October
Interest rate conversion option
Summit has quarterly option on the 16th of each January, April, July and October to convert fixed interest rate that Lehman pays Summit to a variable interest rate of 3M LIBOR + 0.14%, reset quarterly effective on the 16th of each January, April, July and October

Interest payment frequency	Quarterly on the 16th of each January, April, July and October	Interest payment frequency (applicable to both Summit and Lehman)	Quarterly on the 16th of each January, April, July and October
Interest calculation method	Actual / 360	Interest calculation method (applicable to both Summit and Lehman)	Actual / 360
Specific Risk Hedged Identified in Hedge Documentation: Changes in fair value of fixed-rate convertible to variable-rate FHLB borrowing due to changes in benchmark interest rate: LIBOR.
Method of Assessing Hedge Effectiveness: Shortcut method of hedge accounting eligible, and accordingly, may assume no ineffectiveness.

        Mr. Benjamin Phippen
        Securities and Exchange Commission
        August 2, 2007

Hedge #03-04
Hedged Item		Hedging Instrument
FHLB Pittsburgh Advance #10016033 (10040832)		Lehman Bros. Interest Rate Swap Global ID# 381932
Principal amount	$14,000,000	Notional amount	$14,000,000
Maturity date	10/18/2010	Expiration date	10/18/2010
Fixed interest rate of:	5.55%	Lehman pays Summit – Fixed interest rate of: Summit pays Lehman –Variable interest rate of:	5.55% 3M LIBOR + 2.19%, reset quarterly effective on the 16th of each January, April, July and October
Interest rate conversion option
FHLB has quarterly option on the 16th of each January, April, July and October to convert advance’s fixed interest rate to a variable interest rate of 3M LIBOR + 0.14%, reset quarterly effective on the 16th of each January, April, July and October
Interest rate conversion option
Summit has quarterly option on the 16th of each January, April, July and October to convert fixed interest rate that Lehman pays Summit to a variable interest rate of 3M LIBOR + 0.14%, reset quarterly effective on the 16th of each January, April, July and October

Interest payment frequency	Quarterly on the 16th of each January, April, July and October	Interest payment frequency (applicable to both Summit and Lehman)	Quarterly on the 16th of each January, April, July and October
Interest calculation method	Actual / 360	Interest calculation method (applicable to both Summit and Lehman)	Actual / 360
Specific Risk Hedged Identified in Hedge Documentation: Changes in fair value of fixed-rate convertible to variable-rate FHLB borrowing due to changes in benchmark interest rate: LIBOR.
Method of Assessing Hedge Effectiveness: Shortcut method of hedge accounting eligible, and accordingly, may assume no ineffectiveness.

        Mr. Benjamin Phippen
        Securities and Exchange Commission
        August 2, 2007

Hedge #05-01
Hedged Item		Hedging Instrument
Summit Community Bank CD #249530 (Brokered CD CUSIP # 86640XAM8)		Lehman Bros. Interest Rate Swap Global ID# 2117701
Principal amount	$3,000,000	Notional amount	$3,000,000
Maturity date	4/8/2008	Expiration date	4/8/2008
Fixed interest rate of:	4.35%	Lehman pays Summit – Fixed interest rate of: Summit pays Lehman –Variable interest rate of:	4.35% 3M LIBOR - 0.113%, reset quarterly effective on the 8th of each January, April, July and October
Interest payment frequency	Semiannually on the 8th of each April and October	Interest payment frequency
Fixed rate interest paid by Lehman to Summit:  Semiannually on the 8th of each April and October;  Variable rate interest paid by Summit to Lehman:  Quarterly on the 8th of each January, April, July and October

Interest calculation method	Actual / 365	Interest calculation method	Fixed rate interest paid by Lehman to Summit: Actual / 365; Variable rate interest paid by Summit to Lehman: Actual / 360
Specific Risk Hedged Identified in Hedge Documentation: Changes in fair value of fixed-rate brokered certificates of deposit due to changes in benchmark interest rate: LIBOR.
Method of Assessing Hedge Effectiveness: Shortcut method of hedge accounting eligible, and accordingly, may assume no ineffectiveness.

        Mr. Benjamin Phippen
        Securities and Exchange Commission
        August 2, 2007

Hedge #05-02
Hedged Item		Hedging Instrument
Summit Community Bank CD #249532 (Brokered CD CUSIP # 86604XAN6)		Lehman Bros. Interest Rate Swap Global ID# 2117699
Principal amount	$12,000,000	Notional amount	$12,000,000
Maturity date	4/9/2007	Expiration date	4/9/2007
Fixed interest rate of:	4.15%	Lehman pays Summit – Fixed interest rate of: Summit pays Lehman –Variable interest rate of:	4.15% 3M LIBOR - 0.106%, reset quarterly effective on the 8th of each January, April, July and October
Interest payment frequency	Semiannually on the 8th of each April and October	Interest payment frequency
Fixed rate interest paid by Lehman to Summit:  Semiannually on the 8th of each April and October;  Variable rate interest paid by Summit to Lehman:  Quarterly on the 8th of each January, April, July and October

Interest calculation method	Actual / 365	Interest calculation method	Fixed rate interest paid by Lehman to Summit: Actual / 365; Variable rate interest paid by Summit to Lehman: Actual / 360
Specific Risk Hedged Identified in Hedge Documentation: Changes in fair value of fixed-rate brokered certificates of deposit due to changes in benchmark interest rate: LIBOR.
Method of Assessing Hedge Effectiveness: Shortcut method of hedge accounting eligible, and accordingly, may assume no ineffectiveness.

        Mr. Benjamin Phippen
        Securities and Exchange Commission
        August 2, 2007

•	how you qualify under paragraph 65 of SFAS 133 to use the “critical matched terms” to assess hedge effectiveness, if applicable;

Response

Paragraph 65 of SFAS 133 was not utilized to assess hedge effectiveness with regard to any of the above described hedging relationships.

•	how you qualify under paragraph 68 of SFAS 133 to use the shortcut method to assess hedge effectiveness, if applicable.

Response

The shortcut method of hedge accounting is utilized to assess the hedge effectiveness with respect to each of the above described hedging relationships.  Accordingly, no ineffectiveness may be assumed with respect to each of the above hedging relationships since all of the following criteria pursuant to paragraph 68 of SFAS 133 were met:

•	The notional amount of each interest rate swap matches the principal amount of each applicable hedged FHLB advance or certificate of deposit;

•	The fair value of each interest rate swap at the inception of the hedging relationship was zero;

•	The formula for computing net settlements under each applicable interest rate swap is the same for each net settlement;

•	Each applicable hedged FHLB advance or certificate of deposit is not prepayable in accordance with SFAS Implementation Issue No. E6;

•	The index upon which the variable leg of each interest rate swap is based matches the benchmark interest rate (LIBOR) designated as the interest rate risk being hedged for each hedging relationship;

•	The expiration date of each interest rate swap matches the maturity date of the related FHLB advance or certificate of deposit;

•	There is no floor or ceiling with respect to the variable interest rates associated with each applicable interest rate swap;

•
The interval between repricings of the variable interest rates in each applicable interest rate swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (all are reset quarterly).

In addition to the above responses, Summit acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me directly at (304) 530-0552 should you have any further questions regarding the filing.

Sincerely,

/s/  Robert S. Tissue

Robert S. Tissue
Senior Vice President &
Chief Financial Officer